Filed Pursuant to Rule 433
Registration No. 333-185105
March 30, 2015

The following information is a Summary of Material Modifications/Notice of changes as well as a Supplement to the Annual Participant Fee Disclosure relating to certain investment options under the LNL Agents 401(k) Savings Plan ("Plan"). More information about each of the investment options offered under the Plan (except for the LNC Stock Fund) can be obtained by logging in to your account on the Lincoln Alliance® website at: www.lincolnfinancial.com.  You can also contact the Lincoln Alliance® Customer Service Center at 800-234-3500 for more information.

SSgA Target Retirement 2010 Fund/Target Retirement Income Fund:

Effective April 1, 2015, the SSgA Target Retirement 2010 Fund (the "2010 Fund") will merge into or become part of the SSgA Target Retirement Income Fund (the "Income Fund").  The Income Fund is designed for those participants who are in retirement and it does not evolve its mix of stocks and bonds.  It has the lowest exposure to stocks compared to other SSgA Target Retirement Funds.

The 2010 Fund was designed to evolve to reduce its exposure to stocks until its mix of investments matched the Income Fund (i.e., they eventually would have the same asset allocation).  Because the 2010 Fund now mirrors the Income Fund, the 2010 Fund is being merged into the Income Fund.

If you are invested in the 2010 Fund, your investments in that fund will move automatically into the Income Fund after the close of business on March 30, 2015.  Beginning April 1, 2015, you will no longer see the 2010 Fund in your account; instead you will see the Income Fund.

SSgA Target Retirement 2060 Fund:

Effective April 1, 2015, the new SSgA Target Retirement 2060 Fund (the "2060 Fund") will be offered under the Plan.  The 2060 Fund, designed for those participants whose retirement is over 40 years away, invests in a mix of stocks and bonds and will adjust its mix of investments automatically over time to stay appropriate with a participant's age.

The 2060 Fund will be the Qualified Default Investment Alternative ("QDIA") for those participants who have not made an affirmative investment election under the Plan and for whom the Fund most closely matches the year such participant attains age 65.

SSgA Target Retirement 2055 Fund Mapping to 2060 Fund, if appropriate

For participants who have not made an affirmative investment election under the Plan, all contributions are defaulted into the Target Retirement Fund that most closely matches the year when such participant attains age 65 unless an affirmative election of another investment option under the Plan is made.  This fund is considered the QDIA for that participant.

Effective May 1, 2015, for a participant whose contributions were defaulted into the SSgA Target Retirement 2055 Fund (the "2055 Fund"), the account balance in the 2055 Fund will move automatically into the 2060 Fund if the 2060 Fund more appropriately matches the year such participant attains age 65.  Future contributions will also be directed to the 2060 Fund.

If this situation applies to you and you do not want your 2055 Fund invested balance to be moved to the 2060 Fund, an investment change can be made by logging in to your account on the Lincoln Alliance® website at: www.lincolnfinancial.com.  From the Home Page, click on "View My Investments" and then click on "Change Investments."  You can also contact the Lincoln Alliance® Customer Service Center at 800-234-3500 for more information.

Variable return investments
Investment options		Average annual total returns as of December 31, 2014
Morningstar Category Index (Benchmark) Mutual Fund or Collective Investment Trust Name	Ticker	1 Year	3 Year	5 Year	10 Year	Inception Date
Retirement Income		4.36	7.17	6.53	4.03
Morningstar Lifetime Moderate Income		4.09	6.42	6.69	5.74
SSgA Target Retirement Income Fund	CMDI2	3.63	6.09	6.49	N/A	4/1/2005
SSgA Target Retirement 2060 Fund		---	---	---	---	4/1/2015

** The performance data quoted above represents past performance; past performance does not guarantee future results.  Investment return and principal value will fluctuate so your account balance, when redeemed, may be worth more or less than your original cost.  Current performance may be lower or higher than the performance data quoted.  An investor should consider the investment objectives, risks, and charges and expenses of the investment option carefully before investing.

You do not need to make any changes to your Plan account as a result of these changes. However, you may wish to review your current investment selections to ensure they are right for you.

If you wish to review your current allocations or obtain general information about the Plan, visit the Lincoln Alliance® website at www.LincolnAlliance.com, or call the Lincoln Alliance Customer Service Center at 1.800.234.3500.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Alliance Customer Service Center at 1.800.234.3500.